Exhibit 1
                                                                       ---------

                        [Third Point LLC Letter Head]


Via fax and U.S. Mail

September 30, 2005

Mr. David E. Robinson
Chairman, President and CEO
Ligand Pharmaceuticals, Inc.
10275 Science Drive Center
San Diego, CA  92121-1117

Dear Mr. Robinson:

We still await a response to our letter dated September 23, 2005. Although we have not received the courtesy of a reply from you, we have heard from a number of analysts, shareholders and other interested parties in the interim. People have universally praised Ligand Pharmaceutical ("Ligand" or the "Company") scientists, products and intellectual property and criticized executive management. (Indeed, someone we spoke with dubbed the Company "Lie-Again Pharmaceuticals.") In light of asset valuations omitted in our prior letter, such as the $600+ million net operating loss carry forward and unrecognized real estate value, and in consideration of the significant interest subsequently expressed by potential acquirers of both existing and future product lines, we have increased our $14 worst-case valuation of your shares to $17 per share.

Since you have not deigned to discuss with us our earlier proposal, you leave us no choice but to make the following demands:

o We insist that a special committee of directors be established to maximize value for shareholders (the "Special Committee"). We demand that at least two representatives of Third Point LLC be named to the Company's board and to serve on the Special Committee, which should be composed of three members. We anticipate that the Special Committee would retain an internationally recognized investment banking firm as soon as practicable.

o We insist that you devote all possible resources to work with Company's auditors at BDO Seidman to issue financial statements.

o We also insist that you immediately rescind your "poison pill" or increase the trigger threshold from 10% to 20% so that we may increase our stake.

We hope that you will not handle our request in the same dilatory manner as you have been handling the restatement of the Company's financial statements. Therefore, should we not hear from you within one business day of this amended filing, you will leave us no choice but to exercise our rights as provided by the Company's bylaws and the Delaware General Corporation Law ("DGCL"), which require annual shareholder meetings. The Company's annual meeting is substantially overdue - well past the 13 months contemplated by the DGCL.

We are prepared to take prompt action - including the commencement of litigation
- to force a shareholders' meeting as provided under the DGCL and the Company's bylaws. However, as the Company's largest shareholders, we would prefer to work with you and the Board in a cooperative manner and hope that you appreciate that working with us is strongly in the Company's best interest. We manage roughly $4.0 billion dollars, over 5x the Company's entire market capitalization; the cost of our stake represents less than 2% of our assets under management. Aside from the legal and business merits of our position, we have the resources to fight and will not lose a legal battle. Such a conflict will only waste valuable capital and time that should be devoted to creating value for all shareholders.

We are confident in our Ligand valuation and believe that a well-considered sale of its assets could yield values well in excess of our conservative $17 per share valuation. Please take your time over the weekend to consider the above and call me by Monday afternoon the so that we can set forth a plan for an amicable and constructive resolution.



Sincerely,

/s/ Daniel S. Loeb
------------------
Daniel S. Loeb
Chief Executive Officer


CC:  Dr. John Kozarich
     Mr. Michael A. Rocca
     Mr. Carl Peck
     Mr. John Groom
     Mr. Henry F. Blissenbach
     Dr. Alexander D. Cross
     Mr. Irving S. Johnson


                                     - 2 -